Keewatin Windpower Corp.
                         409 Granville Street, Suite 603
                         Vancouver. B.C., Canada V6C 1T2

October 2, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention: Jeffrey Gordon, Division of Corporate Finance

Dear Sirs:

Re: Keewatin Windpower Corp. - Form 8-K/A Filed September 7, 2006

Further to your letter dated September 8, 2006, concerning the deficiencies in our current report on Form 8-K, we provide the following responses:

1. YOU DISCLOSE THAT THERE WERE NO DISAGREEMENTS WITH YOUR FORMER ACCOUNTANT, "EXCEPT AS DESCRIBED ABOVE." YOUR DISCLOSURE IS NOT CLEAR AS TO WHAT DISAGREEMENTS YOU HAD WITH YOUR FORMER ACCOUNTANT. FOR EACH DISAGREEMENT, PLEASE TELL US SUPPLEMENTALLY:

     *    WHAT PERIOD THE DISAGREEMENT RELATES TO,
     * THE NATURE OF THE DISAGREEMENT INCLUDING THE COMPANY'S POSITION AND THE FORMER ACCOUNTANT'S POSITION AT THE TIME OF THE DISAGREEMENT,
     *    THE AMOUNTS INVOLVED,
     *    WHY THE DISAGREEMENT COULD NOT BE RESOLVED OR HOW IT WAS RESOLVED,
     *    HOW AND BY WHOM ANY AMOUNTS WERE DETERMINED, AND
     * WHETHER OR NOT YOU RESTATED (OR INTEND TO RESTATE) ANY PRIOR PERIOD FOR ANY ADJUSTMENT, AND IF NOT, WHY.

     ALTERNATIVELY, YOU MAY REMOVE THE DISCLOSURE "EXCEPT AS DESCRIBED ABOVE," IF THERE WERE NO DISAGREEMENTS WITH YOUR FORMER ACCOUNTANTS.

     As we did not have any disagreements with our former accountants, we have removed the phrase "except as described above" from our disclosure.

2. TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

     We have filed an updated letter from our former accountant stating that he agrees with the statements in our revised Form 8-K.

3. PLEASE ENSURE THAT YOU ACKNOWLEDGE THE THREE BULLET POINT LISTED ON PAGE TWO OF THIS LETTER. THIS ACKNOWLEDGEMENT SHOULD BE FILED ON EDGAR AS A CORRESPONDENCE FILE.

     We acknowledge that:

     a) the company is responsible for the adequacy and accuracy of the disclosure in our filings;

     b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and

     c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Chris Craddock
----------------------------
Keewatin Windpower Corp.
Chris Craddock, President